Exhibit 99.4

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1, dated as of March 11, 2018 (“Amendment No. 1”), to the Agreement and Plan of Merger, dated as of February 27, 2018 (the “Agreement”), by and among Genoptix, Inc., a Delaware corporation (“Parent”), Stone Marger Sub, Ltd., a company incorporated under the Laws of the State of Israel (“Merger Sub”), and Rosetta Genomics Ltd., a company incorporated under the Laws of the State of Israel (the “Company”), is entered into by and among Parent, the Company, and Merger Sub. Capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the meanings set forth in the Agreement.

RECITALS

WHEREAS, the Parent and the Company wish to enter into the Exclusive Marketing and Distribution Agreement dated the even date herewith substantially in the form of Exhibit A attached hereto (the “Exclusive Marketing and Distribution Agreement”);

WHEREAS, pursuant to Section 7.1 of the Agreement, the Agreement may be amended or supplemented only by a signed written agreement of the Company, Parent and Merger Sub;

WHEREAS, the Merger Agreement establishes March 9, 2018 as the record date for the Company Shareholders Meeting, requires that the Company publish the notice of the Company Shareholders Meeting no later than February 27, 2018 and provides that the Company Shareholders Meeting shall be held on April 6, 2018;

WHEREAS, the Company published a notice of the Company Shareholders Meeting on February 27, 2018 for a meeting to be held on April 6, 2018;

WHEREAS, the Company has requested the ability to change the record date, notice date and Company Shareholders Meeting date in order to facilitate the Company’s receipt of the Company Shareholder Approval; and

WHEREAS, the Company, Parent and Merger Sub desire to enter into this Amendment No. 1 to amend the Agreement to effect certain changes relating to the Exclusive Marketing and Distribution Agreement and to change the record date, notice date and Company Shareholders Meeting date.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and subject to the terms and conditions hereof, the parties hereto, intending legally to be bound, agree as follows:

AGREEMENT

1.       The eighth WHEREAS clause in the RECITALS section of the Agreement is hereby amended and restated to read in its entirety as follows:

“WHEREAS, as a condition to and inducement of the Company’s willingness to enter into the Previous Merger Agreement, Parent and the Company entered into the Credit and Security Agreement, dated December 14, 2017, by and among the Company, Rosetta Genomics Inc., a company incorporated under the Laws of the State of Israel (“Rosetta Inc.”), Minuet Diagnostics, Inc., a Delaware corporation (“Minuet”), Cynogen Inc., a Delaware corporation (“Cynogen”), and Parent (together with the exhibits and schedules thereto and as amended by the Amendment Number One to Loan and Security Agreement, dated February 27, 2018, by and among the Company, Rosetta Inc., Minuet, Cynogen and Parent and the Amendment Number Two to Loan and Security Agreement, dated March 12, 2018, by and among the Company, Rosetta Inc., Minuet, Cynogen and Parent, the “Loan Agreement”), pursuant to which Parent committed, subject to certain exceptions set forth therein, to provide Rosetta Inc. with a bridge loan of up to $600,000 monthly, bearing simple interest at a rate of 10% per annum, which will be secured by a first priority lien on the Company’s assets, including, without limitation, cash, receivables, certain Intellectual Property Rights and the capital stock of each Company Subsidiary;”

2.       Section 4.3(a) of the Agreement is hereby amended and restated to read in its entirety as follows:

“The Company shall (i) establish March 20, 2018 as the record date for, duly call, give notice of and convene a special meeting of its shareholders on April 17, 2018 (the “Company Shareholders Meeting”) for the purpose of obtaining the Company Shareholder Approval and (ii) publish, no later than March 13, 2018, the notice of the Company Shareholders Meeting (with the proxy card required under the ICL and the regulations promulgated thereunder). No later than March 13, 2018, the Company shall prepare and furnish to the SEC on Form 6-K a proxy statement for such Company Shareholders Meeting (the “Proxy Statement”). The Company shall otherwise comply with the notice requirements applicable to the Company in respect of the Company Shareholders Meeting pursuant to the ICL and the regulations promulgated thereunder and the Company’s Charter Documents. Unless this Agreement is terminated pursuant to Article 6 or as Parent and the Company may otherwise agree, the Company Shareholders Meeting shall be held no later than April 17, 2018. The Company shall include the Company Board Recommendation in the Proxy Statement. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as practicable (but in no event later than 10 days after the record date).”

2.       For the avoidance of doubt, all references in the Agreement to “Company Shareholders Meeting” shall refer to the as amended definition set forth in paragraph 2 above.

3.       Section 6.1(b) of the Agreement is hereby amended and restated to read in its entirety as follows:

“(b) by either Parent or the Company, upon written notice to the other party, if the Effective Time shall not have occurred on or prior to the close of banking business, New York time, on May 21, 2018 (the “Outside Date”); provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 6.1(b) if the failure of the Effective Time to occur by the Outside Date was proximately caused by a failure of such party to perform in any material respects its covenants or obligations under this Agreement;”

4.       The definition of “Company Material Adverse Effect” in Section 1.2 of Exhibit A to the Agreement is hereby amended and restated to read in its entirety as follows

“‘Company Material Adverse Effect” shall mean any effect, change, event, occurrence, condition, matter, circumstance or development that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on: (i) the assets, financial condition, or results of operations of the Company and the Company Subsidiaries, taken as a whole; or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement prior to the Outside Date; provided, however, that, except as it relates to clause (ii) above, in no event shall any of the following, alone or in combination, be deemed to constitute, or be taken into account when determining whether there has been or is reasonably expected to be, a Company Material Adverse Effect: any effect, change, event, circumstance or development with respect to, or resulting from: (A) changes in the United States, Israeli or global economy, currency markets or capital markets in general; (B)  changes that affect generally the industry in which the Company or the Company Subsidiaries conduct business; (C) changes in applicable Law or in GAAP; (D) changes in the market price or trading volume of the Company Shares on Nasdaq (it being understood that, unless otherwise excepted pursuant to these clauses (A)-(E), the underlying causes of any such change may be considered for purposes of determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur); (E) changes to political conditions, or any act or threat of terrorism or war, any armed hostilities or terrorist activities, any threat or escalation of armed hostilities or terrorist activities or any governmental or other response or reaction to any of the foregoing; or (F) the public announcement or pendency of this Agreement, the PDx Acquisition Agreement or the Exclusive Marketing and Distribution Agreement, the performance of the transactions contemplated by, or pursuant to this Agreement, the PDx Acquisition Agreement or the Exclusive Marketing and Distribution Agreement (and the associated personnel changes contemplated thereby) or compliance with the terms of this Agreement, the PDx Acquisition Agreement or the Exclusive Marketing and Distribution Agreement; except, in the case of clauses (A), (B), (C) or (E), to the extent such events, changes, developments, effects, conditions, circumstances, matters, occurrences or state of facts have a disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, relative to other Persons engaged in the industry in which the Company and the Company Subsidiaries operate.’”

5.       Governing Law. THIS AMENDMENT NO. 1 SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO CONFLICTS OF LAW PRINCIPLES THAT WOULD RESULT IN THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION.

6.       Counterparts. This Amendment No. 1 may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Amendment No. 1 may be executed and delivered by facsimile transmission, by electronic mail in “portable document format” form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means, each of which shall be deemed an original.

7.       Entire Agreement. This Amendment No. 1 and the Agreement, including the exhibits and annexes to the Agreement, the Disclosure Schedule, the documents and instruments relating to the Merger referred to in the Agreement, the Loan Agreement, the Confidentiality Agreement, the PDx Acquisition Agreement, the Exclusive Marketing and Distribution Agreement and the Expense Reimbursement Waiver Agreement, dated February 27, 2018, by and between Parent and the Company constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties hereto and thereto with respect to the subject matter of this Amendment No. 1 and the Agreement. This Amendment No. 1 and the Agreement are not intended, and shall not be deemed, to create any agreement of employment with any person, to confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns or to otherwise create any third-party beneficiary hereto except as set forth in Section 4.7 of the Agreement. Except as expressly set forth in this Amendment No. 1, the Agreement remains unchanged and, as modified hereby, the Agreement shall remain in full force and effect.

* * *

IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 1 as of the day and year first above written.

GENOPTIX, INC.

By:	/s/ Mark E. Spring
Name:	Mark E. Spring
Title:	Chief Financial Officer, Secretary and Treasurer

Stone MArger Sub Ltd.

By:	/s/ Mark E. Spring
Name:	Mark E. Spring
Title:	Director

ROSETTA GENOMICS LTD.

By:	/s/ Kenneth A. Berlin
Name:	Kenneth A. Berlin
Title:	Chief Executive Officer and President

[Signature page to Amendment No. 1 to MERGER Agreement]